June 16, 2023 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Ladies and Gentlemen: We have read Item 4.01 of Form 8-K dated June 16, 2023, of Skillz Inc. and are in agreement with the statements contained in the first through fifth paragraphs of Item 4.01(a) on page two therein. Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on page two of Item 4.01(a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2022 and 2021 financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein. /s/ Ernst & Young LLP